Mail Stop 7010

      July 5, 2005


Mr. Geoffrey S. Flagg
Chief Financial Officer
Rentech, Inc.
1331 17th Street, Suite 720
Denver, Colorado 80202-1557


      RE:	Form 10-K for the Fiscal Year Ended September 30, 2004
           		Forms 10-Q for the Fiscal Quarters Ended
December
31, 2004 and
                  March 31, 2005
            	File No. 0-19260


Dear Mr. Flagg:

		We have reviewed your response letter dated June 28,
2005
and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2005

Consolidated Statements of Cash Flows, page 7
1. We have reviewed your response to comment one. Please tell us why you have revised the operating cash flow provided by the change in accounts payable from $1,575,787 in your originally filed Form 10-Q to $544,614 in the amended Form 10-Q. Please provide us with a reconciliation of the change during the six months to the reported amounts. Tell us whether you have broken out the non-cash portion of accounts payable elsewhere in the reconciliation. If not, please cite the specific section of the relevant accounting literature supporting your exclusion of a portion of accounts payable from the period-to-period change or revise your statement of cash flows accordingly.
2. Please revise your amended Form 10-Q to label the statement of cash flows as restated and to include an explanatory note describing the restatement and the nature of the errors. Please refer to paragraphs 13, 36 & 37 of APB 20 for the correction of an error in previously issued financial statements.
3. We have reviewed your response to comment two. The detail of the
Deposits and other assets line item you provided to us indicates you may have presented non-cash interest expense and other non-cash expenses as investing cash flows. Please note that the objective of
SFAS 95 is to reflect cash flows by classifying cash receipts and payments based on whether they stem from operating, investing or financings activities. Expenses without an associated cash flow are generally reflected as reconciling items in the reconciliation of net income to operating cash flow. Please provide us with additional information to help us understand the appropriateness of your presentation.
4. It also appears that you have reflected debt issue costs in Deposits and other assets in 2003 and 2002. Please note that EITF 95-13 requires that such costs be reflected as financing cash flows.
Please advise or revise.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.





      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-
3741.


          						Sincerely,


								Rufus Decker
								Branch Chief
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Geoffrey S. Flagg
Rentech, Inc.
July 5, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE